Filed by AMR Corporation

Commission File No. 1-8400

Pursuant to Rule 425 Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: US Airways Group, Inc.

Commission File No. 001-8444

Equity Stake for Independents

April 15, 2013

Summary

The company intends to include in its proposed Plan of Reorganization (POR) that American’s U.S.-based independent employees receive a distribution equal to 2.3 percent of the common stock issued under the POR to holders of unsecured claims against American. We currently anticipate that 1.4 percent of that stock will be shared among American’s Agents, Reps and Planners and the balance will be shared among American’s support staff and management who do not participate in other incentive compensation plans.

Talking Points

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When the decision was made to merge with US Airways, it was done with one goal in mind – to maximize the value for all of our stakeholders, including our people, so that everyone can share in the benefits the merger will bring.

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Pilots, flight attendants and TWU-represented employees will receive under the POR equity stakes as part of the negotiations that resulted in new collective bargaining agreements, and it is important to the leadership of the company that independent employees receive similar treatment.

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The equity stakes were negotiated with the unions in consideration of, among other things, the restructuring changes to scope and pension benefits in the new CBAs. The company applied a similar methodology to determine the equity stake for independent employees as we used for other groups.

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The details of how the shares will be allocated among eligible employees have not yet been determined, and the actual distribution of the shares is subject to a number of conditions, including confirmation and consummation of the POR, American’s emergence from Chapter 11, and the closing of the merger.

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Separately, in the near future, U.S.-based Agent, Rep and Planner employees will be invited to participate in a survey regarding merger-related improvements to pay and benefits similar to those included in the MOUs with American’s unions.

Questions & Answers

Q: Will American’s independent employees receive an equity stake in the new American similar to what unionized employees will receive?

A: Like other groups, independent employees made sacrifices to facilitate a successful restructuring. In recognition of the changes to retirement benefits, the company intends to include in its proposed plan of reorganization (POR) an equity stake in the new American equal to 2.3 percent of the common stock issued under the POR to holders of unsecured claims against American, which will be shared among American’s independent employees. Of that, we currently anticipate that 1.4 percent will be shared among American’s Agents, Representatives and Planners and the balance will be shared among American’s support staff and management who do not participate in other incentive compensation plans.

Q: What does it mean to receive a distribution equal to 2.3 percent of the common stock issued under the POR to holders of unsecured claims against American?

A: Creditors and stockholders of AMR will receive approximately a 72 percent ownership interest in the new company. The majority of that amount will go to “unsecured creditors,” people who own AMR or American Airlines debt, or who are otherwise owed money by American. The 2.3 percent of the common stock to be distributed to independent employees is part of the equity being issued to the unsecured creditors, which is part of the 72 percent.

Q: What exactly is the Plan of Reorganization (POR)?

A: The Plan of Reorganization is a document that sets forth how pre-Chapter 11 claims against American will be satisfied and how American will emerge from Chapter 11. It is sometimes referred to as the “POR” or “the Plan.” This Plan incorporates and will implement the merger of US Airways and AMR per our announced merger agreement.

Q: How will these shares be allocated?

A: The details of how these shares will be allocated among eligible employees have not yet been determined, and the actual distribution of the shares is subject to a number of conditions, including confirmation and consummation of the POR, American’s emergence from Chapter 11 and the consummation of the merger transaction. The company will share more information as the POR process unfolds.

Q: What other incentive compensation programs do American’s management employees participate in?

A: The merger agreement includes compensation arrangements that are structured to reasonably and appropriately compensate managers and align them with their counterparts at US Airways. These compensation programs vary by level and an individual’s criticality, performance, role and responsibilities, and may include profit sharing, short-term and long-term incentive plans, and Restructuring Performance Awards. These programs will not go into effect until the merger closes.

Q: Which levels of management will receive this equity distribution?

A: We are still working through those details, taking into account the other incentive compensation plans that have recently been communicated to American’s management. More information will be provided as the POR process unfolds.

Q: What is the size of the equity stakes for the unionized workgroups?

A: Under the new collective bargaining agreements reached with American’s unions in 2012, and subject to the confirmation and consummation of the POR, the Pilots receive a 13.5 percent stake, the Flight Attendants receive 3.0 percent and the TWU-represented groups 4.8 percent. In total, 23.6 percent of the common stock issued under the POR to American’s unsecured creditors will be shared with American’s people.

Q. Why has the Company agreed to support a 13.5 percent equity stake for APA?

A: American agreed to support a 13.5 percent equity stake for APA as part of the negotiation of the new collective bargaining agreement, and principally in recognition of the contractual changes to scope and pension benefits included in that agreement. The scope changes will allow the new American to generate significant revenue that will benefit all employees, and are critical to the success of our business plan and reorganization effort.

Q: Will employees outside the U.S. also receive equity?

A: No, it is not possible to distribute equity to employees who are not on U.S. payroll. The equity stake being shared with U.S.-based employees is primarily in consideration of the significant changes in their retirement benefits implemented as part of the restructuring.

Additional Information and Where To Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. The proposed merger transaction between AMR Corporation (“AMR”) and US Airways Group, Inc. (“US Airways”) will be submitted to the stockholders of US Airways for their consideration. AMR expects to file with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 that will include a prospectus of AMR and a proxy statement of US Airways, and US Airways expects to file with the SEC a definitive proxy statement on Schedule 14A. AMR and US Airways also plan to file other documents with the SEC regarding the proposed transaction. INVESTORS AND SECURITY HOLDERS OF US AIRWAYS ARE URGED TO READ THE PROXY STATEMENT, PROSPECTUS AND OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain free copies of the proxy statement, prospectus and other documents containing important information about AMR and US Airways, once such documents are filed with the SEC, through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by US Airways, when and if available, can be obtained free of charge on US Airways’ website at www.usairways.com or by directing a written request to US Airways Group, Inc., 111 West Rio Salado Parkway, Tempe, Arizona 85281, Attention: Vice President, Legal Affairs. Copies of the documents filed with the SEC by AMR, when and if available, can be obtained free of charge on AMR’s website at www.aa.com or by directing a written request to AMR Corporation, P.O. Box 619616, MD 5675, Dallas/Fort Worth International Airport, Texas 75261-9616, Attention: Investor Relations or by emailing investor.relations@aa.com.

US Airways, AMR and certain of their respective directors, executive officers and certain members of management may be deemed to be participants in the solicitation of proxies from the stockholders of US Airways in connection with the proposed transaction. Information about the directors and executive officers of US Airways is set forth in its proxy statement for its 2012 annual meeting of stockholders, which was filed with the SEC on April 27, 2012. Information about the directors and executive officers of AMR is set forth in its Annual Report on Form 10-K for the fiscal year ended December 31, 2011, which was filed with the SEC on February 15, 2012. These documents can be obtained free of charge from the sources indicated above. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the prospectus and proxy statement and other relevant materials when and if filed with the SEC in connection with the proposed transaction.

Cautionary Statement Regarding Forward-Looking Statements

This document includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements may be identified by words such as “may,” “will,” “expect,” “intend,” “anticipate,” “believe,” “estimate,” “plan,” “project,” “could,” “should,” “would,” “continue,” “seek,” “target,” “guidance,” “outlook,” “forecast” and other similar words. These forward-looking statements are based on AMR’s and US Airways’ current objectives, beliefs and expectations, and they are subject to significant risks and uncertainties that may cause actual results and financial position and timing of certain events to differ materially from the information in the forward-looking statements. The following factors, among others, could cause actual results and financial position and timing of certain events to differ materially from those described in the forward-looking statements: failure of a proposed transaction to be implemented; the challenges and costs of closing, integrating, restructuring and achieving anticipated synergies; the ability to retain key employees; and other economic, business, competitive, and/or regulatory factors affecting the businesses of US Airways and AMR generally, including those set forth in the filings of US Airways and AMR with the SEC, especially in the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections of their respective annual reports on Form 10-K and quarterly reports on Form 10-Q, their current reports on Form 8-K and other SEC filings, including the registration statement, proxy statement and prospectus. Any forward-looking statements speak only as of the date hereof or as of the dates indicated in the statements. Neither AMR nor US Airways assumes any obligation to publicly update or supplement any forward-looking statement to reflect actual results, changes in assumptions or changes in other factors affecting these forward-looking statements except as required by law.

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